Exhibit 99.1

PREMIUM WINE AND CAVIAR COMPANY TOP WEALTH GROUP HOLDING LIMITED RELOCATES GLOBAL HEADQUARTERS FROM HONG KONG, CHINA TO LILLE, FRANCE, SIGNALING STRATEGIC PIVOT TO GLOBAL MARKETS

Lille, Sept. 22, 2026 (GLOBE NEWSWIRE) -- Top Wealth Group Holding Limited (NASDAQ: TWG)(“Top Wealth” or the “Company”), a distinguished purveyor of high-quality caviar and fine wines, today announced the relocation of its corporate headquarters from Hong Kong, China to Lille, France. This strategic move marks a pivotal step in the Company’s evolution from a regional Asian leader to a globally focused luxury food and beverage house.

The new Lille headquarters will serve as the command center for the Company’s international expansion, placing it at the heart of Europe’s luxury market and closer to key markets in the Americas, the Middle East, and the broader European continent. The relocation underscores the Company’s commitment to enhancing its global distribution capabilities and strengthening its presence in key international markets.

“Moving our head office to Lille is a natural progression for our Company as we pivot our operational focus from Asia to the world,” said Mr. Carp Lee, CEO of the Company. “France is the global capital of luxury, gastronomy, and fine wine, making it the ideal base for our next chapter. This move positions us to better serve our growing international clientele, forge deeper relationships with premier distributors, and elevate our brands to a new echelon of global prestige.”

The decision comes as the Company accelerates its global expansion, following a recent series of distributorship agreements covering key markets, including locations in Europe, the Middle-east, and Asia . The Company’s management forecasts that total revenue for the current financial year will increase by more than 30% compared to the previous year, driven by strong demand in these new markets.

“Our vision has always been to bring the world’s finest caviar and wine to discerning customers everywhere,” added Carp Lee. “This headquarters relocation is not just a change of address; it is a declaration of our global ambitions. We are excited to build on our Hong Kong heritage while embracing the opportunities that France and the global market offer.”

The Company will maintain a significant operational presence in Hong Kong, continuing to serve its valued Asian clientele as it expands its footprint worldwide.

About Top Wealth Group Holding Limited

The Company is a leading supplier of premium-class sturgeon caviar and light luxury wines. The Company sources and distributes products with the highest standards of quality and authenticity, holding permits and certifications that underscore its commitment to sustainability and excellence. The Company supplies caviar under private labels and through its own luxury brand, renowned for its exceptional quality and taste. With a heritage rooted in Asia and a new home in France, the Company is dedicated to providing unforgettable epicurean experiences to the global market.

Safe Harbor Statement

This press release contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. The Company may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in verbal statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including but not limited to statements about the Company’s beliefs and expectations, are forward-looking statements. Forward looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement. Further information regarding these and other risks is included in the Company’s filings with the Securities and Exchange Commission. All information provided in this press release is as of the date of the press release, and the Company undertakes no duty to update such information, except as required under applicable law.

For more information, please contact:

Top Wealth Group Holding Limited

Investor Relations

Email: ir@topwealth.cc

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